UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)

AU Optronics Corp.
(Name of Issuer)
Common Shares, par value NT$10 per share
(Title of Class of Securities)
0000022551
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)

☐	Rule 13d – 1(c)

☒	Rule 13d – 1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 0000022551	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Qisda Corporation (formerly BenQ Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 617,118,652
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 617,118,652
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,118,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000022551	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darly Venture, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,913,487
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,913,487
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,913,487
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000022551	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darly 2 Venture, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,591,768
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,591,768
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,591,768
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer.

AU Optronics Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices is
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsin-Chu, Taiwan, the Republic of China.

Item 2(a). Name of Person Filing.

Qisda Corporation (formerly BenQ Corporation)

Darly Venture, Inc.

Darly 2 Venture, Ltd.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Qisda Corporation is 157 Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, the Republic of China.

The address of the principal business office of Darly Venture, Inc. is 10F.-1, No.382, Daye Rd., Beitou District, Taipei City 112, Taiwan , the Republic of China.

The address of the principal business office of Darly 2 Venture, Ltd. is 3F-1, No. 1, Lane 69, Boai Rd., Taoyuan City, Taoyuan Hsien, Taiwan, the Republic of China.

Item 2(c). Citizenship.

Qisda Corporation is incorporated under the laws of the Republic of China.

Darly  Venture, Inc. is incorporated under the laws of the Republic of China.

Darly 2 Venture, Ltd. is incorporated under the laws of the Republic of China.

Item 2(d). Title of Class of Securities.

Common Shares, par value NT$10 per Share (the “Shares”).

Item 2(e). CUSIP Number.

0000022551

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

(a), (b) and (c)

Qisda Corporation directly owns 613,613,397 Shares, representing approximately 7.80% of the outstanding Shares. Qisda Corporation beneficially owns 1,913,487 Shares and  1,591,768 Shares through Darly Venture, Inc. and Darly 2 Venture, Ltd., respectively.  Both of them are a wholly owned subsidiary of Qisda Corporation. In effect, Qisda Corporation beneficially owns 617,118,652 Shares, representing approximately 7.84% of the outstanding Shares. Qisda Corporation has sole power to vote and dispose of 617,118,652 Shares.

Qisda Corporation holds 100% of Darly Venture, Inc. who directly owns 1,913,487 Shares, representing approximately 0.02% of the outstanding Shares.  Darly Venture, Inc. has sole power to vote and dispose of 1,913,487 Shares.

Qisda Corporation holds 100% of Darly 2 Venture, Ltd. who directly owns 1,591,768 Shares, representing approximately 0.02% of the outstanding Shares.  Darly 2 Venture, Ltd. has sole power to vote and dispose of 1,591,768 Shares.

Item 5. Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2008

QISDA CORPORATION

By:	/s/ David Wang
	Name:	David Wang
	Title:	Vice President

DARLY VENTURE, INC.

By:	/s/ Eric Ky Yu
	Name:	Eric Ky Yu
	Title:	Director

DARLY 2 VENTURE, LTD.

By:	/s/ Eric Ky Yu
	Name:	Eric Ky Yu
	Title:	Director